SCHEDULE 13D

(Rule 13d-101)

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

PIONEER DRILLING COMPANY
(Name of Issuer)
Common Stock, par value $0.10
(Title of Class of Securities)
723655106
(CUSIP Number)
Richard E. Blohm, Jr.
1415 Louisiana Street, Suite 3000
Houston, Texas 77002
Telephone: (713) 739-6500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 19, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	723655106

1	NAME OF REPORTING PERSONS Pebbleton Corporation N.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Netherlands Antilles

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,937,108

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,937,108

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,937,108

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	Approximately 9.12%

14	TYPE OF REPORTING PERSON*

	CO
*SEE INSTRUCTIONS

CUSIP No.	723655106

1	NAME OF REPORTING PERSON Issam M. Fares

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Lebanon

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,937,108

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,937,108

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,937,108

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	Approximately 9.12%

14	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS

     This Amendment No. 7 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by Pebbleton Corporation N.V. and Issam M. Fares (together the “Reporting Persons”) with the Securities and Exchange Commission (the “Commission”) on February 2, 2009 (the “Original Schedule 13D”). This Amendment is being filed in connection with recent sales of shares of common stock, par value $0.10 per share (“Common Stock”), of Pioneer Drilling Company, a Texas corporation, by the Reporting Persons. Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect.
     Capitalized terms used but not defined herein shall have the meanings assigned to them in the Original Schedule 13D.

Item 5.	Interest in Securities of the Issuer
     Item 5(a) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:
     (a) As set forth in this Schedule 13D, Pebbleton owns 4,937,108 shares of Common Stock of the Issuer, which represents approximately 9.12% of the outstanding Common Stock (based upon 54,126,552 shares of Common Stock outstanding after the closing of a public offering of Common Stock by the Issuer, as represented by the Issuer in its final prospectus supplement, dated November 12, 2009, as filed with the Securities and Exchange Commission (the “Commission”) on November 12, 2009, and assuming the over-allotment granted to the underwriters in connection with such offering was not exercised).
          As set forth in this Schedule 13D, Mr. Fares may be deemed to beneficially own 4,937,108 shares of Common Stock of the Issuer, which represents approximately 9.12% of the outstanding Common Stock (based upon 54,126,552 shares of Common Stock outstanding after the closing of a public offering of Common Stock by the Issuer, as represented by the Issuer in its final prospectus supplement, dated November 12, 2009, as filed with the Commission on November 12, 2009, and assuming the over-allotment granted to the underwriters in connection with such offering was not exercised).

Item 7.	Material to Be Filed as Exhibits.

Exhibit A	Joint Filing Statement (incorporated by reference to Exhibit A to the Original Schedule 13D filed with the Commission on February 2, 2009).

Exhibit B	Transactions in Common Stock by Pebbleton

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
     Dated: January 22, 2010

PEBBLETON CORPORATION N.V.
By:	Issam M. Fares,
	its	Managing Director

By:	/s/ Richard E. Blohm, Jr.
Richard E. Blohm, Jr.
Attorney-in-Fact

ISSAM M. FARES
By:	/s/ Richard E. Blohm, Jr.
Richard E. Blohm, Jr.
Attorney-in-Fact

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EXHIBIT INDEX

Exhibit A	Joint Filing Statement (incorporated by reference to Exhibit A to the Original Schedule 13D filed with the Commission on February 2, 2009).

Exhibit B	Transactions in Common Stock by Pebbleton

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EXHIBIT B
Transactions in Common Stock by Pebbleton During the Past Sixty (60) Days
     Exhibit B of the Original Schedule 13D is hereby amended to add the following:
     The following sales of shares of Pioneer Drilling Company have been made by Pebbleton Corporation N.V. and were effected on the NYSE Amex since November 24, 2009:

Date	Securities Involved	Price per Share
December 23, 2009	77,800	$8.11
December 24, 2009	8,100	$8.12
December 28, 2009	81,100	$8.12
December 29, 2009	89,000	$8.13
December 30, 2009	10,400	$8.10
December 31, 2009	11,800	$8.13
January 4, 2010	26,400	$8.10
January 5, 2010	245,400	$8.47
January 6, 2010	230,000	$9.16
January 7, 2010	212,200	$9.43
January 8, 2010	107,800	$9.57
January 11, 2010	9,900	$9.67
January 12, 2010	88,600	$9.65
January 13, 2010	100,000	$9.44
January 14, 2010	100,000	$9.56
January 15, 2010	100,000	$9.52
January 19, 2010	200,000	$9.78
January 20, 2010	190,000	$9.52
January 21, 2010	165,000	$9.32

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